[Letterhead of Greenberg Traurig, P.A.]
March 17, 2010
Via EDGAR Submission
Mr. Tom Kluck
Ms. Erin Martin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Equity One, Inc. Registration Statement on Form S-3 File No. 333-165109
Dear Mr. Kluck and Ms. Martin:
     This letter is in response to the Staff’s comment, set forth in your letter received by telecopy on March 9, 2010 (the “Comment Letter”), addressed to Jeffrey S. Olson, the Chief Executive Officer of our client, Equity One, Inc. (the “Company”), relating to the Company’s Registration Statement on Form S-3, File No. 333-165109 (the “Registration Statement”).
     The Staff’s comment, for ease of reference is set forth below.
General
     1. We note that your registration statement incorporates by reference subsequent filings made after the filing of the initial registration statement, such as your Form 10-K for the fiscal year ended December 31, 2009 that was filed on March 9, 2010. We further note that your Form 10-K incorporates by reference Part III information from your definitive proxy statement, which has not yet been filed. Please note that the definitive proxy statement must be filed prior to effectiveness of the registration statement. Please refer to Securities Act Forms, Compliance and Disclosure Interpretation Question 123.01, which can be found on our website, for guidance.
Response
     The Company has reviewed the above referenced Compliance and Disclosure Interpretation Question 123.01. Accordingly, the Company had determined that it will not submit a request to accelerate the effectiveness of the Registration Statement until after it has filed its definitive proxy materials for its 2010 Annual Meeting, which it expects to do on or about March 24, 2010. In the alternative, as the Company has determined that it is now a Well Known Seasoned Issuer (as defined in Rule 405 under the Securities Act of 1933, as amended), the Company would withdraw the Registration Statement and file a new automatic shelf registration in place thereof.
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     If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned at (305) 579-0844.

Very truly yours,
/s/ Ira N. Rosner, Esq.
Ira N. Rosner, Esq.

cc: Arthur L. Gallagher, Esq.